SEAGATE TECHNOLOGY

920 Disc Drive

P.O. Box 66360

Scotts Valley, California 95067

VIA FACSIMILE AND EDGAR

March 7, 2005

Re:	Seagate Technology

Registration Statement on Form S-3 (File. No. 333-122149)

(the “Registration Statement”)

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-0405

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Seagate Technology (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that it will become effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, March 9, 2005, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Tom Wuchenich of Simpson Thacher & Bartlett LLP, at (310) 407-7505.

Please provide copies of the Commission’s order declaring the Registration Statement effective to William L. Hudson, Executive Vice President, General Counsel and Secretary of Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, and to William H. Hinman, Jr. of Simpson Thacher & Bartlett LLP, 3330 Hillview Avenue, Palo Alto, California 94304.

[Remainder of this page intentionally left blank]

Very truly yours,

SEAGATE TECHNOLOGY

By:	/s/ WILLIAM L. HUDSON
	Name:	William L. Hudson
	Title:	Executive Vice President,
General Counsel and Secretary